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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 24 April 2013

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland ("Bank of Ireland")

Results of Annual General Court

24 April 2013

All of the resolutions proposed at the Annual General Court of Bank of Ireland held on 24 April 2013 were duly passed.

The results of the voting on each resolution are as follows:

Resolution 1

To consider the Report of the Directors, the Auditors' Report and the Accounts for the year ended 31 December 2012.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
1	20,713,177,277	99.98	4,480,913	0.02	18,586,917	20,717,658,190

Resolution 2

To consider the Report on Directors' Remuneration for the year ended 31 December 2012

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
2	16,017,679,594	99.31	110,598,154	0.69	4,607,919,118	16,128,277,748

Resolution 3

(i) To elect the following Directors, by separate resolutions:-

(a) Archie Kane
(b) Wilbur L. Ross Jr.
(c) Prem Watsa

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
3(i)(a)	23,651,273,577	99.76	56,791,049	0.24	3,230,598	23,708,064,626
3(i)(b)	22,889,055,890	96.54	819,822,207	3.46	2,454,802	23,708,878,097
3(i)(c)	23,627,469,749	99.66	80,552,664	0.34	3,266,211	23,708,022,413

(ii) To re-elect the following Directors, by separate resolutions:-

(a) Kent Atkinson
(b) Richie Boucher
(c) Pat Butler
(d) Patrick Haren
(e) Andrew Keating
(f) Patrick Kennedy
(g) Patrick Mulvihill
(h) Patrick O'Sullivan

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
3(ii)(a)	23,666,159,257	99.82	42,041,632	0.18	3,142,621	23,708,200,889
3(ii)(b)	23,660,164,088	99.80	48,157,282	0.20	2,993,649	23,708,321,370
3(ii)(c)	23,666,476,580	99.82	41,966,186	0.18	2,900,674	23,708,442,766
3(ii)(d)	23,665,621,772	99.82	42,942,457	0.18	2,756,204	23,708,564,229
3(ii)(e)	23,662,687,177	99.81	45,877,699	0.19	2,780,271	23,708,564,876
3(ii)(f)	23,664,780,207	99.82	43,480,758	0.18	3,011,508	23,708,260,965
3(ii)(g)	23,666,271,309	99.82	42,067,613	0.18	2,672,871	23,708,338,922
3(ii)(h)	23,667,868,960	99.83	40,860,325	0.17	2,571,110	23,708,729,285

(iii) To elect Davida Marston a Director of the Court

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
3(iii)	23,662,904,331	99.81	44,547,492	0.19	3,515,376	23,707,451,823

Resolution 4

To authorise the Directors to fix the remuneration of the Auditors.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
4	20,688,735,999	99.78	45,287,926	0.22	2,219,762	20,734,023,925

Resolution 5

To determine the re-issue price range for treasury stock.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
5	20,724,375,548	99.96	8,059,252	0.04	3,752,158	20,732,434,800

Resolution 6

To renew the Directors' authority to issue Ordinary Stock on a non-pre-emptive basis for cash.
Prepared-

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
6	20,718,462,370	99.93	13,885,468	0.07	3,883,549	20,732,347,838

Resolution 7

To renew the Directors' authority to issue Ordinary Stock on a non-pre-emptive basis other than for cash.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
7	17,900,403,322	86.34	2,831,806,200	13.66	4,033,688	20,732,209,522

Resolution 8

To maintain the existing authority to convene an EGC by 14 days' notice.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
8	20,314,660,930	97.98	418,227,006	2.02	3,336,949	20,732,887,936

The "Vote Withheld" option is provided to enable abstention on any particular resolution. However, it should be noted that a "Vote Withheld" is not a vote in law and is not counted in the calculation of the proportion of the votes "For" and "Against" a resolution.

The full text of each resolution was set out in the Governor's Letter to holders of Ordinary Stock and Notice of the Annual General Court which was posted to stockholders on 19 March 2013.

In accordance with Irish Listing Rule 6.6.2 and UK Listing Rule 9.6.2 copies of the resolutions will be submitted to the Irish Stock Exchange and the UK's National Storage Mechanism and will shortly be available for inspection at the following locations:

Company Announcements Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2

and at http://www.hemscott.com/nsm.do

24 April 2013

For further information contact:
Helen Nolan, Group Secretary
Tel: + 353 (0) 76 6234710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 24 April 2013